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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: March 31, 2002

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Citadel Security Software Inc.
Full Name of Registrant

Former Name if Applicable

8750 North Central Expressway, Suite 100
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75251
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Company's parent company, CT Holdings, is executing the spin off distribution transaction of Citadel Security Software Inc. with the dividend distribution expected to be issued on Friday, May 17, 2002. Management is in the process of completing the requirements for this transaction and is unable to complete its Form 10-QSB for the quarter ended March 31, 2002 within the prescribed period without unreasonable effort and expense. The Company anticipates that it will file its Form 10-QSB within the statutory five day period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Steven B. Solomon               (214)             520-9292
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously disclosed, the Company has announced a spinoff distribution of its Citadel Security Software Inc. business, resulting in the treatment of that business as discontinued operations for accounting purposes. As a result, the results of continuing operations of CT Holdings will no longer include results from the Citadel business.

     CT Holdings, Inc.
     (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date May 15, 2002

     By         /s/ Steven B. Solomon
                Steven B. Solomon
                Chief Executive Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.